News Release

Number 20, 2004

RESIN SYSTEMS UPDATES INFORMATION CIRCULAR FOR THE JULY 14, 2004 ANNUAL AND SPECIAL MEETING

Edmonton, Alberta, July 6, 2004: Resin Systems Inc. ("RSI" or the "Company") (RS - TSX Venture / RSSYF - OTCBB), a technology company, is issuing this press release to update certain information contained in the Company's information circular for its annual and special meeting of shareholders to be held July 14, 2004.  Specifically, the number of common shares beneficially owned or controlled by Dr. Brian Carpenter should be 3,395,732 rather than 3,352,826 and David Slaback should be 558,872 rather than 540,071, as set out on pages 3 and 4 of the circular.

As well, note (5) should state the shareholdings of JMC Investments Ltd. to be 3,195,732 rather than 3,000,352; note (6) should read the Barbadian Trust of which the beneficiaries are Mr. Pendura’s wife and children, holds 3,656,840 rather than 2,821,107; and note (7) should read Mr. Slaback owns 12% of the issued and outstanding shares of USCC Holding Company which owns 4,275,596 common shares, rather than 4,500,596.  Other than the foregoing updates to the number of common shares held by directors and officers of the Company, there are no changes to the Company's information circular.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and products throughout the global marketplace.

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: gregp@groupRSI.com www.grouprsi.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.